SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: April 2007	Commission File Number: 1-7274
BCE Inc.
(Translation of Registrant’s name into English)
1000, rue de La Gauchetière Ouest, Bureau 3700, Montréal, Québec H3B 4Y7, (514) 397-7000
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
                                       Form 20-F                                                                     Form 40-F          X
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                        Yes                                                                                No          X
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-     .
Notwithstanding any reference to BCE Inc.’s or Bell Canada’s Web site on the World Wide Web in the documents attached hereto, the information contained in BCE Inc.’s or Bell Canada’s site or any other site on the World Wide Web referred to in BCE Inc.’s or Bell Canada’s site is not a part of this Form 6-K and, therefore, is not filed with the Securities and Exchange Commission.

SIGNATURE

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BCE Inc.
/s/ Patricia A. Olah
Patricia A. Olah
Corporate Secretary and Lead Governance Counsel Date: April 17, 2007

BCE Inc. - Corporate Secretary’s Office
Résolution administrative
Administrative Resolution

BCE INC.	BCE INC.

(Résolution administrative adoptée par le Conseil d’administration BCE Inc. le 27 mai 2003, modifiée le 4 février 2004, le 10 mars 2004 et le 7 février 2007)	(Administrative Resolution adopted by the Board of Directors of BCE Inc. on May 27, 2003, as amended on February 4, 2004, March 10, 2004 and February 7, 2007)

RÉSOLUTION ADMINISTRATIVE	ADMINISTRATIVE RESOLUTION

Article 1 - SCEAU - Le sceau illustré ci-dessous est par les présentes adopté comme sceau de la société.	Section 1 - SEAL - The seal witch is in the form shown immediately below be and it is hereby adopted as the corporate seal of the Corporation.

Article 2 - DIRIGEANTS - Les dirigeants de la société et leurs titres, pouvoirs et fonctions respectifs sont les suivants:	Section 2 - OFFICERS - The Officers of the Corporation and their respective titles, powers and duties shall be as follows:

Article 2.01 - LISTE DES DIRIGEANTS - Les dirigeants de la société sont le président du Conseil, le président, les vice- présidents, le secrétaire de la société et toute autre personne désignée comme dirigeant par résolution des administrateurs. La même personne peut occuper plus d’un poste.
Section 2.01 - ENUMERATION OF OFFICERS - The Officers of the Corporation shall be the Chairman of the Board, the President, the Vice-Presidents, the Corporate Secretary and any other person designated an Officer by a resolution of the Directors. The same person may hold more than one office.

À l’exception de ceux qui doivent être élus ainsi qu’il est stipulé à l’article 2.02 de la présente résolution administrative, tous les dirigeants de la société demeurent en fonction jusqu’à la nomination de leurs successeurs, sous réserve néanmoins d’une démission ou d’une révocation conformément à l’article 2.06 de la présente résolution administrative.
Except for those who have to be elected, as provided in Section 2.02 of this Administrative Resolution, all Officers of the Corporation shall hold office until their successors are appointed subject always to resignation or to removal as provided in Section 2.06 of this Administrative Resolution.

Article 2.02 - PRÉSIDENT DU CONSEIL - Les administrateurs doivent élire de temps à autre parmi eux un président du Conseil, qui peut ou non être le président, et peuvent élire de temps à autre parmi eux un vice-président du Conseil.
Section 2.02 - CHAIRMAN OF THE BOARD- The Directors shall from time to time elect from among themselves a Chairman of the Board who may but need not be the President and may from time to time elect from among themselves a Deputy Chairman of the Board.

Article 2.03 - POUVOIRS ET FONCTIONS - Le président du Conseil, le président et le vice-président du Conseil ont les pouvoirs et les fonctions qui leur sont conférés par les règlements de la société et tous autres pouvoirs et fonctions que les administrateurs peuvent déterminer de temps à autre.
Section 2.03 - POWERS AND DUTIES - The Chairman of the Board, the President and the Deputy Chairman of the Board shall have the powers and duties conferred upon each of them respectively by the by-laws of the Corporation and such other powers and duties as the Directors may from time to time determine.

Sauf disposition contraire, en cas d’absence ou d’incapacité d’agir du président du Conseil, ses fonctions et ses pouvoirs sont exercés par le président, s’il est un administrateur, ou en cas d’absence ou d’incapacité d’agir de ce dernier, par tout autre dirigeant qui est administrateur ou, en cas d’absence ou d’incapacité d’agir d’un tel autre dirigeant, par toutes autres personnes que les administrateurs peuvent en tout temps et de temps à autre nommer à cette fin. Une telle nomination peut être de portée générale ou être limitée aux fonctions et aux pouvoirs y mentionnés.
Except where otherwise provided, during the absence or inability to act of the Chairman of the Board, his duties shall be performed and his powers shall be exercised by the President, if he is a Director, or in the absence or inability to act of the latter by any other Officer who is a Director or in the absence or inability to act of any such other Officer by such other person or persons as the Directors may at any time and from time to time for that purpose appoint. Any such appointment may be general in scope or may be limited to the duties and powers therein mentioned.

Sauf disposition contraire, en cas d’absence ou d’incapacité d’agir du président, ses fonctions et ses pouvoirs sont exercés par tout autre dirigeant qui est administrateur ou, en cas d’absence ou d’incapacité d’un tel autre dirigeant, par toutes autres personnes que les administrateurs peuvent en tout temps et de temps à autre nommer à cette fin. Une telle nomination peut être de portée générale ou être limitée aux fonctions et aux pouvoirs y mentionnés.
Except where otherwise provided, during the absence or inability to act of the President, his duties shall be performed and his powers shall be exercised by any other Officer who is a Director or in the absence or inability to act of any such other Officer by such other person or persons as the Directors may at any time and from time to time for that purpose appoint. Any such appointment may be general in scope or may be limited to the duties and powers therein mentioned.

Article 2.04 - PRÉSIDENT, VICE-PRÉSIDENTS EXÉCUTIFS, VICE-PRÉSIDENTS DE GROUPE, PREMIERS VICE-PRÉSIDENTS ET VICE-PRÉSIDENTS - Les administrateurs peuvent de temps à autre nommer un président, qui peut ou non être membre du conseil d’administration, et un ou plusieurs vice-présidents exécutifs, un ou plusieurs vice-présidents de groupe, un ou plusieurs premiers vice-présidents et un ou plusieurs vice-présidents, dont un ou plusieurs peuvent avoir le titre de vice-président joint à la désignation d’une fonction ou à une autre désignation, et tous peuvent être ou non-membres du conseil d’administration, et partout où les mots “le vice-président” ou “un vice-président” apparaissent dans tout règlement ou résolution administrative de la société, ils désignent un vice-président exécutif, un vice-président de groupe, un premier vice-président ou un vice-président nommé de la façon susmentionnée.
Section 2.04 - PRESIDENT, EXECUTIVE VICE-PRESIDENTS, GROUP VICE- PRESIDENTS, SENIOR VICE-PRESIDENTS AND VICE-PRESIDENTS - The Directors may from time to time appoint a President who may, but need not be, a Director, and one or more Executive Vice-Presidents, one or more Group Vice-Presidents, one or more Senior Vice-Presidents and one or more Vice-Presidents any or more of whom may have the title of Vice-President coupled with a functional or other designation, all or any of whom may but need not be members of the Board of Directors, and wherever the words “the Vice-President” or “a Vice-President” appear in any of the by-laws or Administrative Resolution of the Corporation they shall have reference to and mean an Executive Vice-President, a Group Vice-President, a Senior Vice-President or a Vice-President appointed as aforesaid.

Les vice-présidents exercent les fonctions qui peuvent être prescrites de temps à autre par les règlements de la société, par les administrateurs ou par le président du Conseil.	Such Vice-Presidents shall perform such duties as shall from time to time be prescribed by the by-laws of the Corporation, by the Directors or by the Chairman of the Board.

Article 2.05 - SECRÉTAIRE DE LA SOCIÉTÉ ET SECRÉTAIRES ADJOINTS DE LA SOCIÉTÉ - Les administrateurs nomment de temps à autre et selon les besoins un secrétaire de la société qui a la charge d’assister aux assemblées des actionnaires et des administrateurs, de tenir le procès-verbal des délibérations et d’en faire l’inscription dans un ou des registres tenus à cette fin. Il voit à donner et à faire parvenir tous les avis que la société est tenue de donner. Il a la garde et la responsabilité de tous les livres, registres, rapports, certificats et autres documents que la société doit conserver ou déposer selon la loi et dont la responsabilité n’a pas été confiée à d’autres personnes par les administrateurs ou le président du Conseil. Il signe les contrats et tous autres documents qui requièrent sa signature et exerce toutes autres fonctions qui lui incombent ou qui peuvent de temps à autre être prescrites par les règlements, par les administrateurs ou par le président du Conseil.
Section 2.05 - CORPORATE SECRETARY AND ASSISTANT CORPORATE SECRETARIES - The Directors shall from time to time as may be required appoint a Corporate Secretary whose duty it shall be to attend meetings of the Shareholders and of Directors, to keep minutes of their proceedings and to make a proper record thereof in a book or books to be kept for that purpose. He shall attend to the giving and service of all notices required to be given by the Corporation. He shall keep and have charge of all books, registers, reports, certificates and other documents required by law to be kept or filed by the Corporation, responsibility for which has not been assigned to another person or other persons by the Directors or the Chairman of the Board. He shall sign such contracts and other documents as require his signature, and shall perform such other duties as appertain to his office and as shall from time to time be prescribed by the by-laws or by the Directors or the Chairman of the Board.

Sous réserve de l’approbation du président du Conseil, le secrétaire de la société peut nommer un ou plusieurs secrétaires adjoints de la société pour exercer certaines fonctions clairement définies du secrétaire de la société ou, en cas d’absence ou d’incapacité d’agir du secrétaire de la société, n’importe laquelle de ses fonctions.
With the approval of the Chairman of the Board, the Corporate Secretary may appoint one or more Assistant Corporate Secretaries to perform such of the Corporate Secretary’s duties as may be definitely assigned, or, in the absence or inability to act of the Corporate Secretary all or any of the duties of the Corporate Secretary.

Article 2.06 - RÉVOCATION - Les administrateurs, par un vote affirmatif de la majorité du Conseil, peuvent révoquer n’importe quels dirigeants et en élire ou nommer d’autres à leur place.	Section 2.06 - REMOVAL - The Directors, by an affirmative vote of the majority of the Board, may remove any or all of the Officers and may elect or appoint others in their place or places.

Article 3 - CERTIFICATS D’ACTIONS - Sous réserve de la loi, et à moins que les administrateurs n’en décident autrement, les certificats d’actions de la société sont émis conformément aux règles de procédure suivantes:
Section 3 - SHARE CERTIFICATES - Subject to law, and unless otherwise authorized by the Directors, certificates for shares of the Corporation shall be issued in accordance with the following rules and procedures:

(a) les actions de la société seront représentées par des certificats ou seront émises pas un moyen électronique, sans certificat. Chaque actionnaire de la société a droit à un certificat d’action ou, si la société le choisit ou est tenue d’avoir recours à un système d’enregistrement direct ou un système semblable, à un certificat écrit incessible qui reconnaît le droit d’obtenir un certificat d’action
(a) the shares of the Corporation shall be represented by certificates or, shall be electronically issued without a certificate. Every holder of one or more shares of the Corporation is entitled to a share certificate, or, if the Corporation elects or is required to make its shares eligible for Direct Registration System or similar systems, to a non-transferable written certificate of acknowledgement of the right to obtain a share certificate stating the number and class or series of

qui comprend le nombre et la catégorie ou la série des actions détenues, tel qu’indiqué dans le registre des valeurs mobilières.	shares held as shown on the security register;

(b) Les certificats doivent être conformes au(x) modèle(s) approuvé(s) de temps à autre par les administrateurs, sauf que le chef de la direction et le secrétaire de la société, agissant conjointement, ont le pouvoir d’approuver des changements touchant les aspects suivants du ou des modèles de certificats d’actions de la société:
(b) The certificates shall be in such form or forms as the Directors may from time to time approve, except that the Chief Executive Officer and the Corporate Secretary of the Corporation, acting jointly, shall have the authority to approve changes to the following aspects of the form or forms of the Corporation’s share certificates:

(i) le nom de l’agent (des agents) des registres ou agent (agents) de transfert;	(i) the name of the registrar(s) or transfer agent(s);

(ii) le nom ou le titre des signataires des certificats d’actions de la société;	(ii) the name and/or title of the persons signing the Corporation’s share certificates;

(iii) l’emplacement des bureaux de l’agent (des agents) de transfert;	(iii) the location of the offices of the transfer agent(s);

(iv) la couleur des certificats d’actions; et	(iv) the color of share certificates; and

(v) le numéro de CUSIP.	(v) the CUSIP number.

(c) Les certificats doivent être signés par le chef de la direction de la société ou par tout autre administrateur de la société, de même que par le chef des affaires financières de la société, le trésorier général de la société, un administrateur de la société, sauf un administrateur ayant déjà signé les certificats ou toute autre personne nommée par les administrateurs pour signer au nom du trésorier général.
(c) The certificates shall be signed by the Chief Executive Officer of the Corporation or by any other Director of the Corporation, together with the Chief Financial Officer of the Corporation, the Corporate Treasurer of the Corporation, any one Director of the Corporation, other than a Director having already signed, or any other person appointed by the Directors to sign for the Corporate Treasurer;

(d) Les certificats doivent aussi être contresignés par un commis aux transferts ou par l’agent de transfert et inscrits au registre par l’agent des registres.	(d) Certificates shall also be countersigned by a Transfer Clerk or by the Transfer Agent and registered by the Registrar;

(e) Les signatures de ces administrateurs, dirigeants, du trésorier général ou de toute autre personne nommée par les administrateurs pour signer au nom du trésorier général, et du commis aux transferts, de l’agent de transfert ou de l’agent des registres peuvent être reproduites en fac-similé sur les certificats et, ainsi reproduites, sont valides et lient la société, même si les personnes dont la signature est ainsi reproduite peuvent ne pas être en fonction au moment de l’émission des certificats, à la condition que les certificats soient signés de la main d’au moins l’une des personnes par qui ils doivent l’être selon les paragraphes (c) et (d) de l’article 3.
(e) The signatures of such Directors, Officers, the Corporate Treasurer or any other person appointed by the Directors to sign for the Corporate Treasurer, and of the Transfer Clerk, Transfer Agent, or Registrar may be mechanically reproduced in facsimile on certificates, and when so reproduced shall be valid and binding upon the Corporation notwithstanding that the persons whose signatures are so reproduced may not hold office at the time the certificates are issued, provided that at least one of the persons by whom the certificates are to be signed as provided in paragraphs (c) and (d) of this Section 3 shall sign the same manually;

(f) Il n’est pas nécessaire d’apposer le sceau de la société sur les certificats d’actions.	(f) It shall not be necessary to affix the corporate seal of the Corporation to any share certificate.

Article 4 - SIGNATURE DES DOCUMENTS - Les documents de la société doivent être signés ainsi qu’il est stipulé ci-après, à moins que les administrateurs n’en décident autrement:	Section 4 - EXECUTION OF DOCUMENTS - Documents of the Corporation shall be executed as hereinafter provided, unless otherwise authorized by the Directors:

(a) Tous billets à ordre, obligations, débentures ou valeurs mobilières émis par la société doivent être signés par le président du Conseil, le président, un vice-président ou un administrateur, et par le secrétaire de la société ou le trésorier ou un secrétaire adjoint de la société ou un trésorier adjoint. Les coupons d’intérêt se rapportant à de telles obligations ou débentures doivent être signées par le trésorier ou un trésorier adjoint. Si les administrateurs l’autorisent par résolution, la signature du président du Conseil, du président ou d’un vice-président et celle du secrétaire de la société ou d’un secrétaire adjoint de la société sur toutes obligations, débentures ou valeurs mobilières émises par la société et la signature du trésorier ou du trésorier adjoint sur tous coupons se rapportant à celles-ci peuvent être reproduites mécaniquement en fac-similé. Les signatures ainsi reproduites sont à toutes fins réputées être les signatures des dirigeants ou personnes susmentionnés et toutes obligations, débentures, valeurs mobilières ou tous coupons ainsi signés et émis lient la société, même si les personnes dont la signature peut avoir été ainsi reproduite mécaniquement n’occupent pas les fonctions indiquées ou toutes autres fonctions dans la société au moment où les obligations, débentures, valeurs mobilières ou coupons sont émis ou encaissés;
(a) All promissory notes, bonds, debentures, or securities issued by the Corporation shall be signed by the Chairman of the Board, the President, a Vice-President or a Director, and by the Corporate Secretary, the Treasurer, an Assistant Corporate Secretary or an Assistant Treasurer. Interest coupons appertaining to such bonds or debentures shall be signed by the Treasurer or an Assistant Treasurer. If authorized by resolution of the Directors, the signature of the Chairman of the Board, the President or of a Vice-President and of the Corporate Secretary or an Assistant Corporate Secretary on any bonds, debentures or securities issued by the Corporation and the signature of the Treasurer or an Assistant Treasurer on any coupons appertaining thereto may be mechanically reproduced in facsimile. Such signatures shall for all purposes be deemed to be the signatures of the Officers or persons aforesaid and any bonds, debentures, securities or coupons so signed and issued shall be binding upon the Corporation notwithstanding that any person whose signature may have been so mechanically reproduced does not hold such office, or any other office in the Corporation, at the date when such bond, debenture, security or coupon is issued or presented for payment;

(b) Tous transferts ou cessions d’actions, d’obligations ou d’autres valeurs mobilières détenues par la société doivent être signés par le président du Conseil, le président ou un vice-président ou par un administrateur, et par le secrétaire de la société ou le trésorier ou un secrétaire adjoint de la société ou un trésorier adjoint.
(b) All transfers or assignments of shares of stock, bonds or other securities held by the Corporation shall be signed by the Chairman of the Board, the President, a Vice-President or a Director, and by the Corporate Secretary or the Treasurer or an Assistant Corporate Secretary or an Assistant Treasurer;

(c) Tous les chèques ou documents similaires tirés sur les fonds de la société doivent être signés par le trésorier ou par un trésorier adjoint ou par les dirigeants ou personnes que les administrateurs nomment par résolution ou dont ils autorisent la nomination de la façon indiquée dans une telle résolution. Au cas et dans la mesure où les administrateurs l’autorisent par résolution, la signature du trésorier ou d’un trésorier adjoint peut être reproduite mécaniquement en fac-similé sur de tels chèques ou documents similaires; les signatures ainsi reproduites sont à toutes fins réputées être leurs signatures et les chèques ou documents similaires ainsi signés sont valides et lient la société, même si la personne dont la signature peut avoir été ainsi
(c) All cheques or similar instruments drawn on the funds of the Corporation shall be signed by the Treasurer or by an Assistant Treasurer or by such Officer or Officers or person or persons as the Directors shall by resolution appoint or authorize to be appointed in such manner as they shall designate in such resolution. If and to the extent authorized by resolution of the Directors the signature of the Treasurer or an Assistant Treasurer may be mechanically reproduced in facsimile on such cheques or similar instruments, such signatures shall for all purposes be deemed to be his signature and such cheques or similar instruments shall be valid and binding on the Corporation notwithstanding that the person whose signature may have been so reproduite mécaniquement n’est pas trésorier ou trésorier adjoint au moment où le chèque ou document similaire est émis ou encaissé. Le président du Conseil, le président et le trésorier sont tous par les présentes autorisées à conclure, avec les institutions financières avec lesquelles la société fait affaires, toutes ententes nécessaires pour la mise en application des dispositions ci-dessus.
mechanically reproduced is not the Treasurer or an Assistant Treasurer of the Corporation at the date when any such cheque or similar instrument is issued or presented for payment; and, the Chairman of the Board, the President and the Treasurer are, and each of them is, hereby authorized to enter into such agreements with the Corporation’s financial institutions as may be necessary to give effect to the foregoing;

(d) Tous chèques ou documents similaires payables à l’ordre de la société doivent être endossés “pour dépôt seulement” et déposés au crédit de la société dans les institutions financières désignées par les administrateurs, l’endossement devant être fait par le président du Conseil, le président, un vice-président, le trésorier ou un trésorier adjoint, ou sous leur autorité.
(d) All cheques or similar instruments payable to the order of the Corporation shall be endorsed “for deposit only” and deposited to the credit of the Corporation in the financial institution or financial institutions designated by the Directors, such endorsement to be made by or under the authority of the Chairman of the Board, the President, a Vice-President, the Treasurer or an Assistant Treasurer;

(e) Tous les autres documents exigeant la signature de la société, y compris entre autres les engagements, les actes translatifs de propriété, les actes de vente, les contrats de vente, les contrats, les déclarations statutaires et les quittances, doivent être signés par le président du Conseil, le président, un vice-président ou un administrateur, et par le secrétaire de la société ou un secrétaire adjoint de la société. Les administrateurs ont le pouvoir de nommer de temps à autre par résolution n’importe quels dirigeants ou personnes pour signer au nom de la société de tels documents en général, ou certains documents ou catégories de documents.
(e) All other documents requiring the signature of the Corporation, including without limitation undertakings, conveyances, deeds of sale, bills of sale, contracts, statutory declarations and discharges, shall be signed by the Chairman of the Board, the President, a Vice-President or a Director, and by the Corporate Secretary or an Assistant Corporate Secretary. The Directors shall have power from time to time by resolution to appoint any Officer or Officers or any person or persons to sign on behalf of the Corporation such documents generally or specific documents or classes of documents;

(f) Le sceau de la société peut, au besoin, être apposé sur tout document mentionné aux articles 4 et 5 par le secrétaire de la société ou un secrétaire adjoint de la société, ou sur leur ordre.	(f) The seal of the Corporation may, when required, be affixed by or at the direction of the Corporate Secretary or an Assistant Corporate Secretary to any of the documents referred to in Sections 4 and 5.

Article 5 - ACTIONS ET VALEURS MOBILIÈRES D’AUTRES PERSONNES MORALES -	Section 5 - SHARES AND SECURITIES IN OTHER BODIES CORPORATE -

(a) En ce qui concerne toutes les actions ou autres valeurs mobilières détenues de temps à autre par la société et auxquelles est rattaché un droit de vote dans toute autre personne morale, ledit droit de vote peut être exercé, selon le cas, à toute assemblée d’actionnaires ou de détenteurs d’obligations, de débentures ou d’autres valeurs mobilières de cette personne morale par le président du Conseil, le président ou tout autre dirigeant qui est aussi administrateur ou toute autre personne que les administrateurs peuvent de temps à autre autoriser, ou sous leur autorité.
(a) All shares or other securities held from time to time by the Corporation and carrying voting rights in any other body corporate may be voted at any and all meetings of share holders, bondholders, debenture holders or holders of other securities, as the case may be, of such other body corporate by or under the authority of the Chairman of the Board, the President or any other Officer who is also a Director or as the Directors may from time to time authorize.

(b) Les dirigeants de la société dûment autorisés à signer qui sont mentionnés à l’article 4(e) peuvent de temps à autre à de telles fins signer et délivrer pour la société et en son nom des procurations ou d’autres preuves du droit de vote des personnes nommées, selon le cas, et les documents ainsi émis constituent une preuve concluante d’une telle nomination.
(b) The duly authorized signing Officers of the Corporation referred to in Section 4(e) may from time to time for such purpose execute and deliver for and on behalf of the Corporation such proxies and/or other evidence of the right of such designated person or persons to vote as may be required, and such document or documents so executed shall be conclusive evidence of such appointment.

(c) Les dirigeants de la société dûment autorisés à signer qui sont mentionnés à l’article 4(e) peuvent de temps à autre signer au nom de la société des résolutions par écrit concernant les actions que cette dernière détient dans toute autre personne morale.
(c) The duly authorized signing Officers of the Corporation referred to in Section 4(e) may from time to time execute resolutions in writing on behalf of the Corporation in respect of shares held by the Corporation in any other body corporate.

Article 6 - EXERCICE FINANCIER - L’exercice financier de la société coïncide avec l’année civile.	Section 6 - FINANCIAL YEAR - The financial year of the Corporation shall be the calendar year.

Article 7 - COMITÉS DU CONSEIL D’ADMINISTRATION – Jusqu’à ce que les administrateurs en décident autrement, les comités du conseil d’administration sont les suivants : vérification, régie d’entreprise, ressources en cadres et de rémunération et Caisse de Retraite. Leurs fonctions et leurs responsabilités sont stipulées dans leur charte respective à être approuvée séparément, et modifiée et/ou remplacée de temps à autre, par les administrateurs, suite aux recommandations du Comité de régie d’entreprise.
Section 7 - COMMITTEES OF DIRECTORS – Until such time as otherwise determined by the Directors, the Committees of Directors shall be the following: Audit, Corporate Governance, Management Resources and Compensation and Pension Fund. Their duties and responsibilities shall be set forth in their respective Charter to be approved separately, and amended and/or replaced from time to time, by the Directors, upon the recommendation of the Corporate Governance Committee.

Article 8 - INDEMNISATION DES ADMINISTRATEURS ET DES DIRIGEANTS ET AUTRES INDIVIDUS - Sous réserve des limites prévues aux termes de la LCSA mais sans restreindre le droit de la Société d’indemniser toute personne aux termes de la LCSA ou autrement, la Société indemnisera un administrateur ou un dirigeant, un ancien administrateur ou dirigeant, ou tout autre individu qui agit ou qui a agit à la demande de la Société à titre d’administrateur ou de dirigeant, ou tout autre individu qui agit dans une capacité similaire, à l’égard d’une autre entité, contre tous les frais, coûts, et dépenses, incluant tout montant payé pour régler un litige, ou satisfaire un jugement, encourus raisonnablement par cet individu à l’égard de toute procédure civile, criminelle, administrative, d’enquête, ou autres, dans laquelle l’individu est impliqué en raison de cette association avec la Société ou autre entité, en autant que (a) cet individu a agit honnêtement et de bonne foi avec égard pour les meilleurs intérêts de la Société, ou, le cas échéant, pour les intérêts de l’entité à l’égard de laquelle l’individu a agit à titre d’administrateur ou de dirigeant ou dans une capacité similaire à la demande de la Société; et (b) dans le cas de procédures criminelles ou administratives visant une peine monétaire, cet
Section 8 - INDEMNIFICATION OF DIRECTORS AND OFFICERS AND OTHER INDIVIDUALS - Subject to the limitations contained in the CBCA but without limit to the right of the Corporation to indemnify any person under the CBCA or otherwise, the Corporation shall indemnify a Director or Officer, a former Director or Officer or another individual who acts or acted at the Corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity if (a) such individual acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation’s request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that such individual’s conduct was lawful. The Corporation shall advance moneys to the Director, individu avait des motifs raisonnables de croire que sa conduite était licite. La Société avancera des fonds à l’administrateur, au dirigeant ou autre individu pour les frais, coûts et dépenses d’une procédure visée aux termes des présentes en autant que l’individu remboursera les fonds s’il ne rencontre pas les conditions de l’article 124(3) de la LCSA.
Officer or other individual for the costs, charges and expenses of a proceeding referred to herein providing that the individual shall repay the moneys if the individual does not fulfill the conditions of subsection 124(3) of the CBCA.

Article 9 – ASSEMBLÉES D’ACTIONNAIRES – Aucune assemblée annuelle des actionnaires de la Société (qu’elle soit également ou non une assemblée spéciale) ne sera tenue à l’extérieur du Canada aussi longtemps que 50% des actions ordinaires émises et en circulation de la Société sont détenues par des résidents canadiens.
Section 9 – MEETINGS OF SHAREHOLDERS – No annual meeting of shareholders of the Corporation (whether or not also held as a special meeting) shall be held outside of Canada as long as 50% of the issued and outstanding common shares of the Corporation are held by resident Canadians.

BCE Inc.
Corporate Secretary’s Office – February 19, 2007